UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the transition period from __________________________to __________________________
Commission file number 001-06351
__________________________
A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lilly Employee 401(k) Plan
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:
1.Not applicable.
2.Not applicable.
3.Not applicable.
4.The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the Plans) are subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plans prepared in accordance with the financial reporting requirements of ERISA.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Financial Statements and Supplemental Schedules
December 31, 2023 and 2022 and for the Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the Plans) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2023 and 2022, and the changes in their net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedules”), have been subjected to audit procedures performed in conjunction with the audits of the Plans’ financial statements. The information in the supplemental schedules is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income

Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plans’ auditor since at least 1990, but we are unable to determine the specific year.

Indianapolis, Indiana

June 24, 2024

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2023

		The Savings Plan for Lilly Affiliate Employees in Puerto Rico
	The Lilly Employee 401(k) Plan

Assets
Investments - Plan's interest in net assets of The Lilly Employee Savings Plan Master Trust: (Notes 3 and 4)
Registered investment companies	$336,555,962	$5,070,185
Self-directed brokerage accounts	293,536,365	2,080,270
Eli Lilly and Company common stock	2,666,987,306	173,154,575
Interest in common/collective trusts	6,860,538,728	208,645,433
Synthetic GICs, at contract value	932,994,905	50,131,737
Accrued income and pending trades - Sales	3,340,013	141,546
Accrued expenses and pending trades - Purchases	(4,926,436)	(115,913)

Plan's total interest in The Lilly Employee Savings Plan Master Trust	11,089,026,843	439,107,833

Receivables:
Employer contribution	18,106,166	424,706
Notes receivable from participants	26,081,722	2,338,156
Total Receivables	44,187,888	2,762,862

Net Assets Available for Benefits	$11,133,214,731	$441,870,695

See notes to financial statements.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2022

		The Savings Plan for Lilly Affiliate Employees in Puerto Rico
	The Lilly Employee 401(k) Plan

Assets
Investments - Plan's interest in net assets of The Lilly Employee Savings Plan Master Trust: (Notes 3 and 4)
Registered investment companies	$298,728,521	$4,068,071
Self-directed brokerage accounts	242,771,036	1,503,771
Eli Lilly and Company common stock	1,758,747,132	108,941,431
Interest in common/collective trusts	5,525,859,731	166,718,664
Synthetic GICs, at contract value	1,012,590,902	52,177,045
Accrued income and pending trades - Sales	1,146,291	20,240
Accrued expenses and pending trades - Purchases	(1,533,745)	(7,736)

Plan's total interest in The Lilly Employee Savings Plan Master Trust	8,838,309,868	333,421,486

Receivables:
Employer contribution	14,513,387	453,988
Notes receivable from participants	22,432,099	1,990,660
Total Receivables	36,945,486	2,444,648

Net Assets Available for Benefits	$8,875,255,354	$335,866,134

See notes to financial statements.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2023
		The Savings Plan for Lilly Affiliate Employees in Puerto Rico
	The Lilly Employee 401(k) Plan

Additions:
Contributions:
Participants	$329,010,595	$8,996,979
Employer	152,833,770	5,044,840

Total Contributions	481,844,365	14,041,819

Interest in The Lilly Employee Savings Plan Master Trust investment income, net of administrative fees (Note 3)	2,308,794,486	101,262,073
Interest income on notes receivable from participants	1,363,495	122,234

Total Additions	2,792,002,346	115,426,126

Deductions:
Participant withdrawals	557,399,435	9,193,811
Administrative expenses	1,992,126	227,754
Total Deductions	559,391,561	9,421,565

Net Increase Prior to Transfers	2,232,610,785	106,004,561

Transfer from Other Plans	25,348,592	—

Net Increase	2,257,959,377	106,004,561

Net assets available for benefits at beginning of year	8,875,255,354	335,866,134
Net assets available for benefits at end of year	$11,133,214,731	$441,870,695

See notes to financial statements.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements
December 31, 2023 and 2022
Note 1 - Description of the Plans
The accompanying financial statements comprise the employee savings plans of Eli Lilly and Company (the Company) and certain of the Company’s U.S. and Puerto Rico affiliates that participate in The Lilly Employee Savings Plan Master Trust (the Master Trust).
General
The Lilly Employee 401(k) Plan (the 401(k) Plan) was established for the benefit of eligible employees of Eli Lilly and Company and participating subsidiaries and affiliated companies. The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the Puerto Rico Plan) was established for the benefit of resident eligible employees of, and certain employees within, the Commonwealth of Puerto Rico. The accompanying financial statements include the net assets and related activity of the 401(k) Plan and the Puerto Rico Plan.
The following description of the 401(k) Plan and the Puerto Rico Plan (collectively, the Plans) provides only general information. Participants should refer to the applicable plan documents and the Plans’ summary plan descriptions for more complete information.
The Northern Trust Company and Banco Popular de Puerto Rico are the trustees of the 401(k) Plan and the Puerto Rico Plan, respectively. Alight Solutions, LLC is the recordkeeper of the Plans. The Company is the plan sponsor for the 401(k) Plan, and Lilly del Caribe, Inc. is the plan sponsor for the Puerto Rico Plan. The Employee Benefits Committee of the Company is the plan administrator for the Plans.
Full-time employees become eligible for participation in the Plans on the first day of employment. Seasonal, part-time, or other special-status employees must generally complete 1,000 hours of service within a 12-consecutive-month period to be eligible. The Plans allow for participant contributions from 1% to 50% of base compensation up to applicable regulatory limits. Participants have the option of enrolling in a program to increase their contribution rates automatically each year. Matching contributions by the Company are currently 100% of participant contributions up to the 6% participant contribution level, subject to applicable regulatory limits.
Contributions
Participants may designate that their contributions be invested in any of the investment options offered by the Plans. In addition, participants generally can buy and sell investments offered by the Plans, including the Eli Lilly and Company common stock fund (the Company Stock Fund), and transfer money from any of the investment options into and out of any of the other investment options. Company matching contributions are allocated based on a participant’s investment elections for their own contributions.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2023 and 2022

The Company Stock Fund invests in the Company's common stock. The total return of the Company Stock Fund will reflect dividend payments to shareholders, as well as capital appreciation or depreciation. Except with respect to certain small dividend amounts, participants also are allowed to take payment of the Company Stock Fund dividends in cash in lieu of having them reinvested in their participant accounts. The Company Stock Fund holds a small percent of assets in cash equivalents for liquidity purposes. Therefore, the Company Stock Fund may not reflect the exact performance of the underlying security over any given time period.
Vesting
All participants are vested immediately in their own contributions. Effective January 1, 2023, all active participants vest in 100% of the Company's matching contributions after completing one hour of creditable service.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 and a maximum of the least of (1) one-half of the amount of the participant’s vested account, (2) 90% of the portion of the participant’s account balance attributable to the participant’s pretax contributions and rollover account, and (3) $50,000 (all of which are reduced by any unpaid loan balance). The loans are collateralized by the participant’s vested account and bear interest at prime plus 1%. Should the participant terminate as an employee, the balance of the outstanding loan becomes due and payable.
Payment of Benefits
Participants may elect to receive distributions upon termination in the form of one or more lump-sum payments or various installment annuities. Participants may also be eligible to take voluntary, in-service withdrawals, including hardship withdrawals, non-hardship withdrawals, and age 59 ½ withdrawals. Mandatory distributions are made in accordance with the Plans' provisions.
Termination
The Plans are subject to and are intended to comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and applicable IRS and Puerto Rico Treasury requirements. The Company has the right to terminate the Plans subject to the provisions of ERISA and the Plans, as established in the applicable plan documents. In the event the Plans are terminated, each

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2023 and 2022

participant’s account shall be nonforfeitable with respect to both the employee’s and the Company’s contributions, and the net assets are to be set aside for payment of withdrawals by participants.
Administrative Expenses
The Plans' administrative expenses are paid for either by the Plans or by the Plans' sponsors. Administrative expenses that are paid directly by the Plans' sponsors are excluded from these financial statements. Participants are charged a percentage of their account balances to pay administrative expenses. Participants are assessed separate fees for certain transactions including, but not limited to, loans, maintaining a self-directed brokerage account, and/or processing of a qualified domestic relations order, as applicable.
Note 2 - Significant Accounting Policies.
Investment Valuation and Income Recognition

Investments held by the Master Trust are stated at fair value, except for fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs), as noted below. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
The Master Trust invests in fully benefit-responsive synthetic GICs, which are stated at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plans.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balances plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2023 and 2022. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from these estimates. The accompanying financial statements have been prepared on the accrual basis of accounting.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2023 and 2022

Note 3 - Master Trust
The Plans provide that both participant contributions and company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. As of December 31, 2023 and 2022, The Northern Trust Company maintained the accounting of the aggregate value of assets associated with each Plan participating in the Master Trust. The Plans have specific interests in certain investments of the Master Trust based on account balances of the participants and their investment options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified for such plan or participants in such plan and by allocating among all plans, in proportion to the fair value of the assets attributable to each participating plan, the income (loss), including net appreciation/depreciation in fair value of investments, and expenses resulting from the collective investment of the assets of the Master Trust.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes gains and losses on investments bought and sold, as well as held during the year.
Net investment income for the Master Trust for the year ended December 31, 2023 is as follows:

Net realized and unrealized gains on investments	$2,356,863,418
Interest income, net of expenses	22,227,766
Dividend income	30,965,375
Net investment income	$2,410,056,559

The interests in the net assets of the Master Trust of the 401(k) Plan and the Puerto Rico Plan are presented in the accompanying financial statements.
The Plans (through the Master Trust) hold synthetic GICs with third-party financial service institutions. The synthetic GICs are wrap contracts paired with an underlying investment portfolio of common/collective trust funds that invest in average-quality, short/intermediate-term, fixed-income securities. A synthetic GIC credits the holder’s account with a stated crediting rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the crediting rate applicable to the Plans on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuers of the wrap contract provide a guarantee that future adjustments to the crediting rate cannot result in a crediting rate less than zero.
The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the expected duration at the time of computation. The crediting rate is impacted by the

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2023 and 2022

change in the annual effective yield-to-maturity of the underlying securities but is also affected by the differential between the contract value and the market value of the covered investments.
Generally, contract value withdrawals will be made pro rata based on the percentage of investments covered by each issuer. The terms of the wrap contracts generally provide for full contract value withdrawal only upon termination of the contract or total liquidation of the covered investments. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plans the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plans to the extent necessary for the Plans to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. However, such election by a contract issuer typically allows for a gradual asset risk wind-down generally over the portfolio’s duration and would maintain contract value on the Plans.
Certain events, including (1) certain amendments to the Plans' documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plans' sponsors or other Plans' sponsor events that cause a significant withdrawal from the Plans, and (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, limit the ability of the Plans to transact contract value withdrawals from the wrap contracts. The plan administrator believes that the occurrence of any such event which would limit the Plans’ ability to transact contract value withdrawals is not probable of occurring.
The synthetic GICs generally impose conditions on both the Plans and the issuer. If an event of default, as defined, occurs and is not cured, and the Plans are unable to negotiate continuing coverage or obtain a replacement investment contract, the Plans may experience losses if the value of the Plans’ assets no longer covered by the contract is below contract value. The combination of the default of an issuer and an inability to obtain replacement coverage could render the Plans unable to achieve their objective of maintaining a stable contract value. The plan administrator does not believe the occurrence of any such event has occurred or is probable of occurring.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2023 and 2022

Note 4 - Fair Value Measurements
Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include:
•Quoted prices for similar assets and liabilities in active markets
•Quoted prices for identical or similar assets or liabilities in markets that are not active
•Inputs other than quoted prices that are for the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level of input that is significant to the fair value measurement in its entirety.
The following is a description of the valuation techniques and inputs used for assets measured at fair value:
•Registered investment companies (mutual funds) - Valued at the net asset value (NAV) of shares held by the Master Trust at year end, as quoted in the active market, and are classified within Level 1 of the valuation hierarchy.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2023 and 2022

•Self-directed brokerage accounts (represents mutual funds and exchange-traded funds) - Valued at the NAV of shares held by the Master Trust at year end, as quoted in the active market, and are classified within Level 1 of the valuation hierarchy.
•Eli Lilly and Company common stock - Valued at the closing price reported on the New York Stock Exchange and are classified within Level 1 of the valuation hierarchy.
•Interest in common/collective trusts - Represents interests in pooled investment vehicles designed primarily for collective investment of employee benefit trusts. The fair value of the investments in this category has been estimated using the NAV per unit as a practical expedient provided by the fund managers. Redemption restrictions range from 1 to 30 days, and there were no unfunded commitments in this investment category.
The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plans believe their valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2023 and 2022.
The following table sets forth the net assets of the Master Trust and the Master Trust's assets carried at fair value as of December 31, 2023, by level, within the fair value hierarchy:

	Master Trust
	Balance	Level 1	Level 2	Level 3
Investments at fair value:
Registered investment companies	$341,626,147	$341,626,147	$—	$—
Self-directed brokerage accounts	295,616,635	295,616,635	—	—
Eli Lilly and Company common stock	2,840,141,881	2,840,141,881	—	—
Total	3,477,384,663	$3,477,384,663	$—	$—
Interest in common/collective trusts, measured at NAV	7,069,184,161
Total Master Trust investments at fair value	10,546,568,824
Investments at contract value – Synthetic GICs	983,126,642
Total Master Trust investments	$11,529,695,466

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2023 and 2022

The following table sets forth the net assets of the Master Trust and the Master Trust's assets carried at fair value as of December 31, 2022, by level, within the fair value hierarchy:

	Master Trust
	Balance	Level 1	Level 2	Level 3
Investments at fair value:
Registered investment companies	$302,796,592	$302,796,592	$—	$—
Self-directed brokerage accounts	244,274,807	244,274,807	—	—
Eli Lilly and Company common stock	1,867,688,563	1,867,688,563	—	—
Total	2,414,759,962	$2,414,759,962	$—	$—
Interest in common/collective trusts, measured at NAV	5,692,578,395
Total Master Trust investments at fair value	8,107,338,357
Investments at contract value – Synthetic GICs	1,064,767,947
Total Master Trust investments	$9,172,106,304

Note 5 - Income Tax Status
The 401(k) Plan has received a determination letter from the IRS dated June 13, 2017, confirming generally that the 401(k) Plan meets the qualification requirements under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the effective date of the determination letter, the 401(k) Plan was amended. Once qualified, the 401(k) Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the 401(k) Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the 401(k) Plan remains qualified and the related trust is tax exempt.
The Puerto Rico Plan received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated July 19, 2021, confirming generally that the Puerto Rico Plan meets the qualification requirements of Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011 (the Puerto Rico Code). Subsequent to the effective date of the determination letter, the Puerto Rico Plan was amended. Once qualified, the Puerto Rico Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The plan administrator believes that the Puerto Rico Plan is being operated in compliance with applicable requirements of the Puerto Rico Code and, therefore, believes that the Puerto Rico Plan is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plans and recognize a tax liability if the Plans have taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plans and has concluded that there are no uncertain positions taken or

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2023 and 2022

expected to be taken. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 6 - Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 7 - Transactions with Related Parties
The Plans invest in the common stock of the Company. During 2023, the 401(k) Plan received approximately $21,404,000 in cash dividends from the Company on the common stock of the Company owned by the 401(k) Plan. During 2023, the Puerto Rico Plan received approximately $1,336,000 in cash dividends from the Company on the common stock of the Company owned by the Puerto Rico Plan. Certain plan assets are in investments managed by The Northern Trust Company. These transactions qualify as party-in interest transactions; however, they are exempt from the prohibited transaction rules under ERISA and applicable regulatory guidance.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2023 and 2022

Note 8 - Reconciliation of the Financial Statements to Form 5500
The following are reconciliations of net assets available for benefits as of December 31, 2023 and 2022, and the net increase in net assets available for benefits for the year ended December 31, 2023, with the corresponding amounts in the Form 5500:

	December 31, 2023
	401(k) Plan	Puerto Rico Plan

Net assets available for benefits at year end, as reported in the
accompanying financial statements	$11,133,214,731	$441,870,695
Distributions accrued on Form 5500 at year end	(2,765,739)	(3,943)
Net assets available for benefits per Form 5500	$11,130,448,992	$441,866,752

	December 31, 2022
	401(k) Plan	Puerto Rico Plan

Net assets available for benefits at year end, as reported in the
accompanying financial statements	$8,875,255,354	$335,866,134
Distributions accrued on Form 5500 at year end	(2,190,315)	(116,992)
Net assets available for benefits per Form 5500	$8,873,065,039	$335,749,142

	Year Ended December 31, 2023
	401(k) Plan	Puerto Rico Plan

Net increase in net assets available for benefits, as reported in the accompanying financial statements	$2,257,959,377	$106,004,561
Distributions accrued on Form 5500 at December 31, 2023	(2,765,739)	(3,943)
Distributions accrued on Form 5500 at December 31, 2022	2,190,315	116,992
Net increase in net assets available for benefits, as reported on the Form 5500	$2,257,383,953	$106,117,610

Supplemental Schedules

The Lilly Employee 401(k) Plan

EIN 35-0470950 Plan No. 002
Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2023

	Description of
	Investment, including
	Maturity Date, Rate of
Identity of Issuer, Borrower,	Interest, Par, or	Current
Lessor, or Similar Party	Maturity Value	Value

Loans to participants*	Interest rates ranging	$26,081,722
	from 4.25% to 10.25%

*Parties in interest

The Savings Plan for Lilly Affiliate Employees in Puerto Rico

EIN 98-0167031 Plan No. 004
Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2023

	Description of
	Investment, including
	Maturity Date, Rate of
Identity of Issuer, Borrower,	Interest, Par, or	Current
Lessor, or Similar Party	Maturity Value	Value

Loans to participants*	Interest rates ranging	$2,338,156
	from 4.25% to 9.50%

*Parties in interest

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lilly Employee 401(k) Plan

Date: June 24, 2024	By: /s/ Stacey M. Roberson
Stacey M. Roberson
Employee Benefits Committee Member

The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Date: June 24, 2024	By: /s/ Stacey M. Roberson
Stacey M. Roberson
Employee Benefits Committee Member

Exhibit Index

Exhibit
Number        Description

23            Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-172422 and 333-258801) pertaining to The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico of Eli Lilly and Company of our report dated June 24, 2024, with respect to the financial statements and schedules of The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico included in this Annual Report (Form 11-K) for the year ended December 31, 2023.

/s/ Ernst & Young LLP
Indianapolis, Indiana
June 24, 2024